UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to

Commission File Number 1-3526

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
TABLE OF CONTENTS
Page

EXHIBITS	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016 AND FOR THE YEAR ENDED DECEMBER 31, 2017:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-14
SUPPLEMENTARY SCHEDULE AS OF DECEMBER 31, 2017
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	15
SIGNATURE	16

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	Consent of Warren Averett, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
The Southern Company Employee Savings Plan
Atlanta, Georgia

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Warren Averett, LLC

Atlanta, Georgia
June 29, 2018

We have served as the Plan’s auditor since 2015.

The Southern Company Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
ASSETS

Participant-directed investments at fair value	$5,828,586,627	$5,589,310,971

Receivables
Receivable from related plans (Note A)	996,578,286	-
Notes receivable from participants	109,052,989	110,548,337
Accrued interest	3,795	340
Total Receivables	1,105,635,070	110,548,677

Cash	246,826	233,091

NET ASSETS AVAILABLE FOR BENEFITS	$6,934,468,523	$5,700,092,739

See notes to the financial statements.

The Southern Company Employee Savings Plan
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2017

ADDITIONS

Contributions from participants	$188,471,589
Contributions from participant rollovers	9,170,162
Contributions from employers	95,968,232
Interest on notes receivable from participants	3,615,797
Interest and dividends	175,191,596
Net appreciation in fair value of investments	328,681,836

TOTAL ADDITIONS	801,099,212

DEDUCTIONS

Benefits paid to participants or beneficiaries	561,948,097
Administrative expenses and other	1,353,617

TOTAL DEDUCTIONS	563,301,714

NET INCREASE BEFORE TRANSFERS FROM RELATED PLANS	237,797,498
Transfer from AGL Resources Inc. Retirement Savings Plus Plan	798,690,249
Transfer from Nicor Gas Thrift Plan	197,888,037

NET INCREASE AFTER TRANSFERS FROM RELATED PLANS	1,234,375,784

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	5,700,092,739
End of Year	$6,934,468,523

See notes to the financial statements.

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN
General. The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.
The Plan is a defined contribution plan administered by the Southern Company Employee Savings Plan Committee (the “Committee”), as designated in the Plan. The Committee is appointed by the Board of Directors of Southern Company Services, Inc. (the “Plan Sponsor”). The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Southern Company Services, Inc., Southern Communications Services, Inc., Southern Power Company effective as of December 16, 2017, and Southern Nuclear Operating Company, Inc. (collectively, referred to as the “Employing Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “IRC”).
Plan Mergers. The Board of Directors of Plan Sponsor approved a merger of the AGL Resources Inc. Retirement Savings Plus Plan (the “RSP Plan”) and the Nicor Gas Thrift Plan (the “Nicor Plan”) into the Plan effective January 1, 2018. At December 31, 2017, assets that were held in the RSP Plan and the Nicor Plan were sold and the funds were held temporarily in a money market fund until transferred to the Plan on January 2, 2018. The total assets transferred to the Plan from the RSP Plan and the Nicor Plan including notes receivable were $798,690,249 and $197,888,037, respectively. At that time, all participants in the RSP Plan and the Nicor Plan became participants in the Plan and the RSP Plan and the Nicor Plan ceased to exist.
Plan Administration. The trustee and recordkeeper of the Plan are Bank of America, N.A. (the “Trustee”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, respectively.
Participation. Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan as of the first day of any payroll period after the employee’s first day of employment or as soon as administratively practicable thereafter. Employees who do not make an affirmative election will be automatically enrolled after their first 30 days of employment.

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN - CONTINUED
Contributions. Participants may elect to make before-tax, Roth after-tax, regular after-tax contributions, or a combination thereof of up to 25% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain IRC limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts. Participants who attained age 50 before the end of the year are eligible to make catch-up contributions in accordance with limits as prescribed by the IRC.
Employees who are automatically enrolled are deemed to have elected a default contribution rate of six percent of compensation, provided that eligible employees may elect at any time to change the default elections as otherwise permitted by the terms of the Plan.
The Employing Companies’ contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2017, the Employing Companies contributed, on behalf of the participants, an amount equal to 85% of each participant’s contribution, up to 6% of eligible compensation.
For the year ended December 31, 2017, the Company funded employee contributions and employer matching contributions with 1,274,068 and 660,933 shares of the Company’s common stock, respectively, valued at $63,282,041 and $32,830,848, respectively.
The Board of Directors of the Plan Sponsor reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.
Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant’s investment elections, and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant’s investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN - CONTINUED
Investment Options. Participants’ contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.
Vesting. Participants are immediately vested in the total value of their accounts - both employee and Employer Matching Contributions.
Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined by the Committee. The term of the loan may not be less than 12 months or more than 58 months. However, if the loan is to be used to purchase a principal residence, the term of the loan may be up to 15 years. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.
Payment of Benefits. Upon retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account or annual installments over a period of up to 20 years or may defer the distribution of the account. However, the participant must begin receiving payments by April 1 of the calendar year following the later of the calendar year in which the participant reaches age 70½ or terminates with the Company. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.
Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company’s common stock credited to the participant’s account as of the record date of the dividend. The dividends payable on the shares of the Company’s common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant’s account in shares of the Company’s common stock. Payments of the cash distributions

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN - CONTINUED
for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year that includes such payable date. A participant’s election to receive cash distributions of dividends payable on the Company’s common stock is revoked automatically upon his or her death.

B.    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates. The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common collective trust funds are valued at the NAV of units of a collective trust fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value.

The Southern Company Employee Savings Plan
Notes to Financial Statements

B.    SUMMARY OF ACCOUNTING POLICIES - CONTINUED
The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payments of Benefits. Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $874,806 and $2,039,818 as of December 31, 2017 and 2016, respectively.
Administrative and Investment Management Fees. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant directed brokerage option are charged to the participant making the trade.
In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.
Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets.

The Southern Company Employee Savings Plan
Notes to Financial Statements

C.    FAIR VALUE MEASUREMENT
Accounting Standard Codification (“ASC”) Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 —	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3 —	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2017 and 2016.

The Southern Company Employee Savings Plan
Notes to Financial Statements

C.    FAIR VALUE MEASUREMENT - CONTINUED

	Level 1	Level 2	Total
December 31, 2017

Southern Company Common Stock	$2,445,868,076	$—	$2,445,868,076
Self-Directed Investments	322,599,896	73,649,814	396,249,710

Total Investments in Hierarchy	$2,768,467,972	$73,649,814	2,842,117,786

Investments Valued at NAV
Common Collective Trusts (1)(2)			2,986.468,841

Total investments at fair value			$5,828,586,627

	Level 1	Level 2	Total
December 31, 2016

Southern Company Common Stock	$2,699,206,383	$—	$2,699,206,383
Self-Directed Investments	267,846,903	77,396,141	324,903,852

Total Investments in Hierarchy	$2,967,053,286	$77,396,141	3,044,449,427

Investments Valued at NAV
Common Collective Trusts (1)(2)			2,544,861,544

Total investments at fair value			$5,589,310,971

(1)
Certain investments measured at NAV per unit (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.

(2)	Measured using the NAV per unit (or its equivalent) as a practical expedient and held in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity.

The Southern Company Employee Savings Plan
Notes to Financial Statements

D.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by BlackRock, Inc., a company in which the Trustee holds a substantial but not majority ownership interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2017 and 2016, the Plan held 50,860,222 and 54,873,071 shares, respectively, of common stock of the Company at a fair value of $2,445,868,076 and $2,699,206,383, respectively, with a cost basis of $2,536,336,762 and $2,628,229,254, respectively. During the year ended December 31, 2017, the Plan recorded related dividend income of approximately $120,230,303.

E.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue Employer Matching Contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, participants will remain 100% vested in their accounts.

F.    FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated May 22, 2012 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Southern Company Employee Savings Plan
Notes to Financial Statements

F.    FEDERAL INCOME TAX STATUS - CONTINUED
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
G.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Amounts allocated to withdrawing participants as of December 31, 2017 and 2016 in the amount of $874,806 and $2,039,818, respectively, are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to the Form 5500:

	2017	2016
Net Assets Available For Benefits	$6,934,468,523	$5,700,092,739
Less: Receivable from related plans	(996,578,286)	-
Less: Amounts allocated to withdrawing participants	(874,806)	(2,039,818)
Net Assets Available For Benefits per Form 5500	$5,937,015,431	$5,698,052,921

The following is a reconciliation of net increase after transfer from related plans per the financial statements for the year ended December 31, 2017 to the net income per Form 5500:

Net increase after transfer from related plans	$1,234,375,784
Less: Transfers from related plans	(996,578,286)
Less: Amounts allocated to withdrawing participants 2017	(874,806)
Add: Amounts allocated to withdrawing participants 2016	2,039,818
Net income per Form 5500	$238,962,510

Supplementary Schedule

Form 5500, Schedule H, Part IV, Line 4i
Plan Sponsor’s EIN: 63-0274273
Plan Number: 002

The Southern Company Employee Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	The Southern Company	Common Stock	**	$2,445,868,076
*	BlackRock	BlackRock Money Market Fund	**	480,069,790
*	BlackRock	BIF Money Market	**	875,622
*	BlackRock	BlackRock Russell 2000 Index Fund	**	481,249,140
*	BlackRock	BlackRock EAFE Equity Index Fund	**	518,316,509
	Vanguard	Vanguard 500 Index Fund	**	1,101,153,605
	Northern Trust	Northern Trust Collective Aggregate Bond Index Fund (Tier Three)	**	404,804,175
	Various	Self-Directed Accounts	**	396,249,709
*	Participant Loans	Interest rates range from 3.25% to 10.0% with maturity dates through 2025	-0-	109,052,989
	TOTAL			$5,937,639,616

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

                /s/James M. Garvie                     .
James M. Garvie
Senior Vice President, Total Rewards
and Corporate HR
Southern Company Services, Inc.
Member of the Southern Company
Employee Savings Plan Committee

June 29, 2018